

July 2, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

RECEIVED

2008 JUL -7 A 10: 29

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS-CP 059/2009, AIS-CP 061/2009**

      Subject: 1. Notification of the book closing for interest payment of the Company's debentures AIS134A.
              2. Report on the results of the exercise of warrants (ESOP Grant IV and V) in June 2009.

      Date: July 2, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

09046451

Enclosure

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-5000

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299 5000
ทะเบียนเลขที่ 010753500265 เลขประจำตัวผู้เสียภาษี 3101386288



**Summary Translation Letter
To the Stock Exchange of Thailand
July 2, 2009**

AIS-CP 059/2009

July 2, 2009

Subject: Notification of the book closing for interest payment of debentures of the Company (AIS134A)

To: The President

       The Stock Exchange of Thailand

Refer to: The letter no. SSO.SS&IBO.09/2786 of TMB Bank Plc. on July 2, 2009

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS134A), the details are shown in the referenced letter

Referenced Letter

SSO.SS&IBO.09/2786

July 2, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS134A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2008, DUE 2013 would like to announce that the registered book of AIS134A will be closed on July 16, 2009 for the right to receive the interest for the period # 5. AIS134A will be paid the interest on July 30, 2009 with interest rate 4.00 % from the period of April 30, 2009 to July 29, 2009 for 91 days.

Summary Translation Letter
To the Stock Exchange of Thailand
July 2, 2009

AIS-CP 061/2009

July 2, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in June 2009.

To: The President
        The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

Details of ESOP	Grant IV	Grant V
The number of warrants (units)	9,686,700	10,138,500
Issuing Date	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	90.851	80.409
Exercise Ratio (warrant : common share)	1 : 1.17405	1 : 1.13751
Maturity of Warrants	5 years from the issuing date	

The Company would like to report the results of the exercise of warrants (ESOP Grant IV and V) in June 2009 as follows:

Outstanding of ESOP	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	133,800
No. of remaining unexercised warrants (units)	9,211,100	8,958,700
No. of shares derived from this exercise (shares)	-	152,194
No. of remaining shares reserved for warrants (shares)	10,841,434	10,269,155